

SEC ... ISSION

07006299

BB 6/22 *

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 17615

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2006 (MM/DD/YY) AND ENDING March 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pflueger & Baerwald Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Sansome Street, Suite 700
(No. and Street)

San Francisco, (City) CA (State) 94104-2722 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul J. Ruby 415-421-4171
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maloney, Kent Paul - Smith Maloney Accountancy Corp.
(Name – *if individual, state last, first, middle name*)

4535 Missouri Flat Rd., Suite 2D, P.O. Box 1068, Placerville, CA 95667
(Address) (City) (State) (Zip Code)



SEC MAIL RECEIVED PROCESSING
MAY 29 2007
WASH, D.C.
200
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY
PROCESSED JUN 25 2007 THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

6/22

OATH OR AFFIRMATION

I, Joe Ruby, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pflueger & Baerwald Inc., as of March 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VP Sales

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California, County of San Francisco

Subscribed and sworn to (or affirmed) before me this 22nd day of May, 2007, by Joe RUBY, ~~personally known to me~~ or proved to me on the basis of satisfactory evidence to be the person(~~s~~) who appeared before me.



JACOB KOFF
COMM. #1569579
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires May 13, 2009
PC01
PC01

Jacob Koff

Notary Public

PFLUEGER & BAERWALD INC.
INVESTMENTS

220 SANSOME STREET, SUITE 700
SAN FRANCISCO, CA 94104
TEL: (415) 421-4171
FAX: (415) 391-9997

Statement of Financial Condition
as of March 31, 2007 (Audited)

ASSETS

Cash	$ 124,985
Cash held in reserve bank account in compliance with SEC Rule 15c3-3	330,510
Receivables from brokers, dealers and clearing organization	21
Receivables from customers	8,173,036
Secured Demand Notes Receivable	300,000
Firm Investments, at market (cost $24,132)	130,114
Treasury Bills and Certificates of Deposit held in reserve bank accounts in compliance with SEC Rule 15c3-3, at market (cost $3,866,352)	3,897,699
Other Assets	141,456
Total Assets	$13,097,821

LIABILITIES

Bank Loans Payable	$ 1,100,000
Payable to brokers, dealers and clearing organizations	75,687
Payable to customers	7,221,565
Payable to non-customers	3,260,113
Accounts payable and accrued expenses	124,998
Total Liabilities	$11,782,363
Borrowings subordinated to the claims of customers and general creditors (due in 2007 and later)	300,000
Stockholders' Equity	1,015,458
Total Liabilities and Stockholders' Equity	$13,097,821

NOTES TO FINANCIAL STATEMENT

1) As a member of the NASD, Inc., Pflueger & Baerwald Inc. is subject to the "Net Capital Rule" (Rule 15c3-1 of the Securities and Exchange Commission) which requires that a member firm's aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined by regulation, which must be a minimum of $250,000.

At March 31, 2007 the firm's net capital ratio was 6.02 to 1. Its net capital, including subordinated debt, was $1,214,252 and the required minimum net capital was $487,453.

2) In accordance with Rule 17a-5 of the Securities and Exchange Commission ("SEC"), the company files Form X-17A-5 quarterly with the firm's Designated Examining Authority. Such filing is available for inspection at the firm's office or at the regional office of the SEC.


Smith
Maloney
Accountancy
Corporation

Certified Public Accountants

Jim Smith • Kent P. Maloney
4535 Missouri Flat Road, Suite 2D • P.O. Box 1068
Placerville, Ca 95667
ph: (530) 622-2460 fax: (530) 622-0156
email: smac@cpa4u.com website: www.cpa4u.com

The Board of Directors
Pflueger & Baerwald Inc.
San Francisco CA 94104

Independent Auditors' Report

We have audited the accompanying balance sheet of Pflueger & Baerwald Inc. (a corporation) as of March 31, 2007, and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pflueger & Baerwald Inc. as of March 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Smith Maloney Accountancy Corp.
Placerville, California
May 25, 2007

PFLUEGER & BAERWALD INC.
FINANCIAL STATEMENTS
MARCH 31, 2007


Smith
Maloney
ACCOUNTANCY
CORPORATION

CERTIFIED PUBLIC ACCOUNTANTS

Jim Smith • Kent P. Maloney

4535 Missouri Flat Road, Suite 2D • P.O. Box 1068

Placerville, Ca 95667

ph: (530) 622-2460 fax: (530) 622-0156

email: smac@cpa4u.com website: www.cpa4u.com

The Board of Directors
Pflueger & Baerwald Inc.
San Francisco CA 94104

Independent Auditors' Report

We have audited the accompanying balance sheet of Pflueger & Baerwald Inc.(a corporation) as of March 31, 2007,and 2006 and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pflueger & Baerwald Inc. as of March 31, 2007, and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Smith Maloney

Placerville, CA
May 25, 2007

PFLUEGER & BAERWALD INC.

BALANCE SHEET

MARCH 31, 2007 AND 2006

	2007	2006
ASSETS		
Current assets:		
Cash	$ 455,496	$ 382,826
Accounts receivable:		
Customers	8,173,036	8,661,676
Brokers, dealers and clearing organizations	21	4,247
Other	27,268	22,823
Secured demand notes receivable (note 9)	300,000	300,000
Investments at cost (market value $4,027,813) (note 14)	3,890,484	3,960,592
Prepaid expenses, deposits and dividends receivable	42,383	57,882
Deferred income tax expense	386	233
Total current assets	12,889,074	13,390,279
Memberships:		
National Securities Clearing Corp., at cost	90,917	80,917
Total memberships	90,917	80,917
Fixed assets:		
Furniture and equipment, net of accumulated depreciation of $33,902	8,157	7,286
	$ 12,988,148	$ 13,478,482
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Payable to banks	$ 1,100,000	$ 1,150,000
Payable to customers	7,221,565	7,156,107
Payable to other brokers and dealers	21	56,000
Payable to clearing house	75,687	1,105
Payable to officers	3,260,113	3,873,365
Other current liabilities	124,998	59,245
Total current liabilities	11,782,384	12,295,822
Other liabilities:		
Subordinated borrowings (note 10)	300,000	300,000
Total liabilities	12,082,384	12,595,822
Stockholders' equity:		
Common stock, par value $1.00; 75,000 shares authorized; 10,666 shares issued and outstanding	10,666	10,666
Additional paid-in capital	250,593	250,593
Retained earnings	644,505	621,401
Total stockholders' equity	905,764	882,660
	$ 12,988,148	$ 13,478,482

See accompanying notes.

PFLUEGER & BAERWALD INC.

STATEMENT OF INCOME AND RETAINED EARNINGS

FOR THE YEARS ENDED MARCH 31, 2007 AND 2006

	2,007	2,006
REVENUES		
Commissions	$ 1,063,109	$ 1,031,693
Interest	870,051	859,558
Revenues from bond account transactions	45,844	35,454
Revenue from mutual fund transactions	52,445	41,652
Service charges	3,851	2,780
Trading gains (losses)	53,977	142,599
Other	39,278	30,658
Total revenues	2,128,555	2,144,394
EXPENSES		
Salaries and commissions	983,449	1,016,378
Pension contributions	95,482	98,707
Interest	405,280	380,722
Rent	63,450	70,500
Taxes	91,315	98,772
Insurance	81,787	85,297
Depreciation	4,712	2,898
Other	373,497	371,679
Total expenses	2,098,972	2,124,953
Net income before income taxes	29,583	19,441
Provision for income taxes:		
Federal:		
Current	4,293	2,781
Deferred	(386)	(233)
	3,907	2,548
California	2,572	2,256
Total provision for income taxes	6,479	4,804
Net income	23,104	14,637
Retained earnings, beginning of year	621,401	606,764
Retained earnings, end of year	$ 644,505	$ 621,401
Earnings per share (10,666 shares outstanding)	$ 2.17	$ 1.37

See accompanying notes.

PFLUEGER & BAERWALD INC.

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2007 AND 2006

	2,007	2,006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 23,104	$ 14,637
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	4,712	2,898
(Increase) decrease in accounts receivable	488,421	(5,178)
(Increase) decrease in investments and prepaid expenses	85,455	4,458,300
Increase (decrease) in current liabilities	(513,438)	(3,290,222)
Net cash provided (used) by operating activities	88,254	1,180,435
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment	(5,584)	(5,879)
Assessment for NSCC Participation Fund	(10,000)	15,000
Net cash provided (used) by investing activities	(15,584)	9,121
CASH FLOWS FROM FINANCING ACTIVITIES		
Loans from bank	22,925,000	49,805,000
Repayment of loans	(22,925,000)	(51,855,000)
Net cash provided (used) by financing activities	-	(2,050,000)
Net increase (decrease) in cash	72,670	(860,444)
Cash, beginning of year	382,826	1,243,270
Cash, end of year	$ 455,496	$ 382,826

Supplemental Information:

Cash paid during the year for:	2,007	2,006
Interest	$ 27,834	$ 137,921
Income Taxes	$ 4,293	$ 2,781

See accompanying notes.

PFLUEGER & BAERWALD INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2007

Note 1 -- Business activity

Pflueger and Baerwald (The Firm) is a California corporation offering securities brokerage services to investors out of its office in downtown San Francisco. The firm has been serving its investors since 1911 and is licensed in California as well as in several other states.

Note 2 -- Summary of significant accounting policies

a. Revenues and expenses are reported on the basis of the accrual method of accounting.

b. Assets and liabilities, including investments, are accounted for at acquisition cost.

c. Securities transactions and related revenues and expenses are recorded on a settlement date basis, generally the third business day following the transaction date.

Note 3 -- Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 4 -- Property and equipment -- depreciation policy

The Firm provides for depreciation on assets by the straight-line and double-declining methods at rates calculated to amortize the cost of the assets over their estimated useful lives ranging from five to ten years.

Note 5--Income taxes

Income taxes are provided for all items included in the income statement regardless of the period when such items are reportable for income tax purposes. Deferred Federal income taxes are provided on the current year's California Franchise Tax which is not deductible for Federal purposes until the following year.

Note 6 -- Retirement plans

The Firm has established a profit-sharing plan and a money-purchase pension plan for full-time employees. Those employees who are wholly compensated by commissions do not become eligible for benefits until commissions earned during the year exceed $125,000.

The profit-sharing plan was established in 1975. The Firm made no contribution to this plan for the current fiscal year.

The pension plan was established in 1981. The Firm contributes 10% of each eligible employee's compensation to this plan each year. The Firm's contribution for the current year was $95,482.

Note 7 -- Concentration of credit risk

At March 31, 2007, the Firm had $455,496 in two accounts at a bank which is insured up to a maximum of $100,000 by a government agency.

Note 8 -- Related party transactions

Secured demand notes receivable, notes payable to officers and subordinated borrowings reported on the balance sheet are due to and from stockholders and other related parties.

Note 9--Secured demand notes receivable

The demand notes of $300,000 are non-interest bearing and are secured by securities with a market value at year-end of $446,791. These notes are used by The Firm as collateral for its short-term borrowings. $200,000 is due from shareholders and $100,000 from an outsider.

Note 10--Subordinated borrowings

Long-term notes payable of $300,000 are subordinated to claims of general creditors. $100,000 is due on these notes during each of the next three fiscal years. Interest is payable at rates from 2% to 4% per year. $200,000 is due to shareholders and $100,000 to an outsider.

Note 11--Lease commitments

The Firm leases its office space under an operating lease which expires on October 31, 2010. The annual rental for the current fiscal year was $63,450. The new lease provides for monthly rent at $5,287.50 thru October 31, 2007 and increases to $5,728.13, or $65,653 on an annual basis with increases to offset the increases in the lessor's direct operating expenses and property taxes.

Note 12--Net capital requirements

As a member of the National Association of Security Dealers, Inc., The Firm is subject to certain minimum capital requirements. NASD Rule 15c3-1 requires that member firms aggregated indebtedness, as defined by regulation, not exceed 15 times net capital, as defined. Minimum capital must be a minimum of $250,000.

At March 31, 2007, The Firm's net capital ratio was 6.02 to 1. It's net capital, including subordinated debt, was $1,214,252. Required net capital was $487,453.

Note 13--Filings with the Securities and Exchange Commission

The Firm is required to file Form X-17A-5 annually with the Securities and Exchange Commission. Part III of this filing is available for public inspection at The Firm's office or at the Regional Office of the Securities and Exchange Commission.

Note 14—Investment securities

The following is a summary of investment securities at March 31, 2007 and 2006:

	2007	2006
15c3-3 Reserve account:		
U.S. Government obligations, at cost	$3,866,352	$3,936,097
Gross unrealized interest	31,347	24,233
Marketable U.S. Treasury securities, at fair value	3,897,699	3,960.330
Investment securities:		
Marketable equity securities, at cost	24,052	24,391
Gross unrealized gains	106,062	165,976
Marketable equity securities, at fair value	130,114	190,367
Trading securities:		
Marketable equity securities, at cost	80	104
Gross unrealized losses	-80	-104
Marketable equity securities, at fair value	0	0
Total investments-		
At cost	3,890,484	3,960,592
Gross unrealized gains and losses	137,329	190,105
Investments at fair market value	$4,027,813	$4,150,697

Changes in the unrealized gains(losses) on investments during the years ending March 31, 2007 and 2006 as reflected in stockholders' equity:

Stockholders' equity, reflecting cost basis	$905,764	$882,660
Adjustment for unrealized gains(losses)	109,694	169,743
Stockholders' equity, reflecting fair market value	$1,015,458	$1,052,403

END